

October 7, 2019

Joseph V. Bunke
President
Cincinnati Bancorp, Inc.
6581 Harrison Avenue
Cincinnati, OH 45247

> **Re: Cincinnati Bancorp, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 11, 2019**
>   **File No. 333-233708**

Dear Mr. Bunke:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

How We Intend To Use The Proceeds From The Offering, page 31

2.   You disclose that a number of shares of common stock equal to 4% of the shares of common stock to be sold in the offering will be purchased for grant by one or more stock-based benefit plans and that the funds to be used by such plans to purchase the shares will be provided by Cincinnati Bancorp, Inc. Considering you have reduced the pro forma

impact of the offering for funds to be provided by Cincinnati Bancorp Inc. for common stock to be acquired by stock-based benefit plans on page 40, clarify why these funds are not included in the distribution of net proceeds as presented on page 31 since they will not be available for general use by Cincinnati Bancorp, Inc.

Comparison Of Stockholders' Rights For Stockholders Of Cincinnati Bancorp
Forum Selection for Certain Stockholder Lawsuits, page 134

3.   We note your disclosure that your articles of incorporation provide that a state or federal court located within the State of Maryland will be the sole and exclusive forum for certain actions. Please:
- clarify in the charter filed as an exhibit to the registration statement whether the provision applies to federal securities law claims, or only to state law claims, as applicable;
- expand your disclosure to state that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers or other employees; and
- add a separately captioned risk factor addressing the impact of your exclusive forum provision on investors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michelle Miller at 202-551-3368 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Victor L. Cangelosi, Esq.